May 1, 2014

Darcy Bomford
7306 Old Stamp Mill Road
Vernon, BC V1H 1N2

Dear Darcy:

We are very pleased to confirm your position with True Leaf Medicine International Ltd, True Leaf Medicine Inc. and it’s successors as President and CEO. In this position, you will report directly to the Board of Directors. The terms of this agreement are effective May 1, 2014.

The balance of this letter describes the compensation package, as well as conditions of employment and termination agreement.

Base Salary:

  $60,000 per annum, which will be reviewed along with your performance annually in accordance with the company’s performance and salary review policies. You will next be eligible for salary review at April 1, 2015.

Short-term Incentive Plan:

  Effective immediately, you will be eligible to participate in the executive short-term incentive plan (based on earnings). Your position has a target of 40% of base salary.

Long-term Incentive Plan:

  Effective immediately, you will be eligible to participate in the executive long-term incentive plan (stock options). This has yet to be finalized, but will be based on a combination of company operational performance as well as stock price appreciation.

Minimum Share Ownership Guidelines:

  In your position as CEO you will be required to own a minimum equivalent of 2 years base salary in shares or share units. Please see the Ownership Guidelines for Executives and Officers for further information.

Benefits and perquisites:

  You are entitled to participate immediately in the company benefit plan which includes Group life insurance of $25,000, AD&D $25,000, dependent life $5,000 (spouse), Critical illness $10,000 and Long Term Disability insurance up to a maximum of $3,500 per month. Please see the plan booklets for more information regarding individual coverage. You are also entitled to perquisites including a company vehicle or allowance.

Vacation Entitlement:

  You will be provided four weeks paid vacation per annum.

Confidentiality:

  All information obtained during your employment will be treated as confidential and will not be used in any manner detrimental to the interests of the Employer or its affiliates, nor disclosed to any party except in the interests of Darford Industries.

Company Policies:

  Please be advised that the company policies, which are revised from time to time, also form part of your Terms and Conditions of Employment.

Termination of Employment:

  You will be covered by the attached executive termination agreement, which provides 12 months full compensation in the event that you are terminated without cause or constructively dismissed within one year of a company takeover or change in control of the company.

To indicate your acceptance, please sign and return a copy of this letter and the attached agreement to True Leaf Medicine International Ltd, attention: Human Resources at your earliest convenience.

We are very excited about the future of True Leaf and are confident you will make a significant contribution leading the business and the executive team.

_____________________ _____________________

, Director , Director

I hereby accept this offer of employment in accordance with the terms and conditions outlined above.

_________________________ __________________

Darcy Bomford